TAX-FREE FUND OF COLORADO

Shareholder Meeting Results

The Annual Meeting of Shareholders of Tax-Free Fund of Colorado (the "Fund") was held on May 20, 2002. The holders of shares representing 79% of the total net asset value of the shares entitled to vote were present in person or by proxy.  At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).


1. To elect Trustees.

Number of  Votes:

		Trustee				For			Withheld

	Lacy B. Herrmann				16,885,054		126,967
	Tucker Hart Adams				15,100,344		129,150
	Gary C. Cornia				15,100,348		129,146
	Diana P. Herrmann				15,051,678		177,816
	John C. Lucking				15,116,511		112,983
	Anne J. Mills				15,103,146		126,348
	J. William Weeks				15,063,848		163,646

2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For				Against		Abstain

		15,000,482			78,817		150,745